FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIOS

Calgary, Alberta – December 15, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.09704 to 1.10534 and an increase to the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable Shares from 1.01696 to 1.02466.  These increases are effective on December 15, 2004.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	November 30, 2004
Opening Exchange Ratio	1.09704
Enterra Energy Trust Distribution per Unit	US$ 0.13
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to December 15, 2004)	US$17.18
Increase in Exchange Ratio *	0.00830
Effective Date of the Increase in Exchange Ratio	December 15, 2004
Exchange Ratio as of Effective Date	1.10534

The increase in the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	November 30, 2004
Opening Exchange Ratio	1.01696
Enterra Energy Trust Distribution per Unit	US$ 0.13
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to December 15, 2004)	US$17.18
Increase in Exchange Ratio *	0.00770
Effective Date of the Increase in Exchange Ratio	December 15, 2004
Exchange Ratio as of Effective Date	1.02466

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:

Investor Relations Counsel:

Enterra Energy Trust

The Equity Group

Luc Chartrand, President and CEO

Linda Latman (212) 836-9609

Telephone (403) 213-2502

www.theequitygroup.com

Fax  (403) 294-1197

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com